Exhibit (a)(1)(J)

FORM OF NOTICE OF AMENDMENT (POST-EXPIRATION TIME)

Date:

To:

From:	NeoPhotonics Corporation

Re:	Notice of Amendment Pursuant to Repricing Offer

This notice is to inform you of the amendment of the Eligible Options or Eligible SARs tendered and accepted in our Repricing Offer pursuant to the Offer to Reprice Eligible Options and Stock Appreciation Rights (the “Offering Memorandum”). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offering Memorandum.

Pursuant to the terms and conditions of the Repricing Offer, the New Exercise Price and Revised Vesting Schedule of your Amended Options or Amended SARs, as applicable, are listed below:

Original Grant Date	Plan	Original Option Exercise Price (per share)	New Exercise Price (per share)	Number of Shares Underlying Amended Option	Revised Vesting Schedule
		$	$

50% of the shares subject to the Amended Option will vest and become exercisable on January 1, 2016; the remaining 50% will vest and become exercisable in 12 equal monthly installments on each monthly anniversary thereafter, in each case subject to your Continued Service (as defined in the Plan) on each applicable vesting date.

Original Grant Date	Plan	Original SAR Exercise Price (per share)	New Exercise Price (per share)	Number of Shares Underlying Amended SAR	Revised Vesting Schedule
		$	$

50% of the shares subject to the Amended SAR will vest and become exercisable on January 1, 2016; the remaining 50% will vest and become exercisable in 12 equal monthly installments on each monthly anniversary thereafter, in each case subject to your Continued Service (as defined in the Plan) on each applicable vesting date.

NOTE: If the closing price of our common stock on the NYSE is higher than the exercise price of your Eligible Award, then we will not amend your tendered Eligible Award and it will remain subject to the original terms, including the existing exercise price and vesting schedule.

NOTE: If the expiration date of your Eligible Option or Eligible SAR is after January 30, 2016 but on or before January 1, 2017, then 50% of the shares subject to your Amended Option or Amended SAR, as applicable, will vest and become exercisable on the Cliff Vest Date, and the remaining shares will be subject to ratable monthly vesting over the remaining term ending 60 days prior to the expiration date of the Amended Option or Amended SAR, as applicable. For example, if an Eligible Option expires on if an Eligible Option expires on July 7, 2016, then 50% of the shares subject to your Amended Option or Amended

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SAR, as applicable, will vest and become exercisable on the Cliff Vest Date, and the remaining shares will be subject to ratable monthly vesting over the remaining term ending 60 days prior to the July 7, 2016 expiration date and you will have until July 7, 2016 to exercise the award.

If the expiration date of your Eligible Option or Eligible SAR is prior to January 30, 2016, then 100% of the shares under your Amended Option or Amended SAR will vest and become exercisable on the 60th day prior to the expiration date under your Amended Option or Amended SAR, and you will have sixty days to exercise such Amended Award prior to expiration. For example, if your Eligible Award expires on July 7, 2015, then your Amended Option or Amended SAR will fully vest on May 8, 2015 and you will have until July 7, 2015 to exercise the award.

We strongly encourage you to print a copy of this page and keep it for your records with your original option or stock appreciation rights agreements and related documents.

This Notice of Amendment and the Offering Memorandum reflect the entire agreement between you and NeoPhotonics Corporation with respect to the Repricing Offer.

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